SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)(1)

                             ECC INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    268255106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 30, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                 (Page 1 of 10)
-------------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 268255106                    13D               Page 2 of 10 Pages
---------------------------------                  -----------------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      WC
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,105,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         1,105,000
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,105,000
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.3%
     14         TYPE OF REPORTING PERSON*

                      PN

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CUSIP No. 268255106                    13D               Page 3 of 10 Pages
---------------------------------                  -----------------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      00
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,105,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         1,105,000
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,105,000
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.3%
     14         TYPE OF REPORTING PERSON*

                      IN

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CUSIP No. 268255106                    13D               Page 4 of 10 Pages
---------------------------------                  -----------------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      JACK L. HOWARD
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      OO
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             32,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         12,500(1)
                        9         SOLE DISPOSITIVE POWER

                                         129,100(2)
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      141,600(1)(2)
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.7%
     14         TYPE OF REPORTING PERSON*

                      IN

--------------------------
(1) Includes 12,500 Shares of the Issuer held in a joint account with his wife, Kathryn Howard.
(2) Includes 96,200 Shares of the Issuer held in a managed investment account over which Mr. Howard holds discretionary power to dispose.

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CUSIP No. 268255106                    13D               Page 5 of 10 Pages
---------------------------------                  -----------------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       KATHRYN HOWARD
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      OO
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             10,000(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         12,500(2)
                        9         SOLE DISPOSITIVE POWER

                                         10,000(1)
                       10         SHARED DISPOSITIVE POWER

                                         12,500(2)
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      22,500(1)(2)
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .3%
     14         TYPE OF REPORTING PERSON*

                      IN


(1) Includes 9,000 shares of Common Stock of the Issuer held in investment accounts in the names of Kathryn Howard's children.
(2) Includes 12,500 Shares of the Issuer held in a joint account with her husband, Jack Howard.

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CUSIP No. 268255106                    13D               Page 6 of 10 Pages
---------------------------------                  -----------------------------



         The following constitutes Amendment No. 3 the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,105,000 Shares of Common Stock owned by Steel Partners II is $2,992,718. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price of the 151,600 Shares of Common Stock beneficially owned by Jack Howard and Kathryn Howard is $409,366. The Shares of Common Stock beneficially owned by Jack Howard and Kathryn Howard were acquired by purchase through various investment accounts.

Items 5(a) and (b) are hereby amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,329,409 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 1998.

                  As of the close of business on December 31, 1998, Steel Partners II beneficially owns 1,105,000 Shares of Common Stock, constituting approximately 13.3% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,105,000 Shares, representing approximately 13.3% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,105,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  As of the close of business on December 31, 1998, Jack L. Howard beneficially owns 141,600 Shares, representing approximately 1.7% of the Shares of Common Stock outstanding. Mr. Howard has the sole power to vote and dispose of 32,900 of the Issuer's Shares, the joint power to vote and dispose of 12,500 of the Issuer's Shares held in a joint account with Kathryn Howard, and the power to dispose of 96,200 of the Issuer's Shares held in a managed investment account. As of the close of business on December 31, 1998, Kathryn Howard beneficially owns 22,500 Shares of Common Stock, representing approximately .3% of the Shares outstanding. Kathryn Howard has the joint power to vote and dispose of 12,500 of the Issuer's Shares held in a joint account with Jack Howard and the sole power to vote and dispose of 10,000 of the Issuer's Shares held in accounts in the names of her and her children. All of such Shares were acquired in open-market transactions. Except as otherwise provided, each of Jack Howard and Kathryn Howard disclaims beneficial ownership of such Shares beneficially owned by the other.

Item 5(c) is hereby amended by adding the following:

                  c. Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of the Amendment No. 2 to Schedule 13D by the Reporting Persons.

Item 7 is hereby amended by adding the following:

Item 7.  Material to Be Filed as Exhibits

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CUSIP No. 268255106                    13D               Page 7 of 10 Pages
---------------------------------                  -----------------------------


         2. Power of Attorney from Jack L. Howard and Kathryn Howard to Warren G. Lichtenstein.

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CUSIP No. 268255106                    13D               Page 8 of 10 Pages
---------------------------------                  -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 5, 1999           STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C. General Partner

                                     By:/s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer

                                     /s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                         WARREN G. LICHTENSTEIN

                                     /s/ Jack L. Howard
                                     -------------------------------------------
                                         JACK L. HOWARD

                                     /s/ Kathryn Howard
                                     -------------------------------------------
                                         KATHRYN HOWARD

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CUSIP No. 268255106                    13D               Page 9 of 10 Pages
---------------------------------                  -----------------------------


                                   SCHEDULE A

                           Transactions in the Shares
                      Since Amendment No. 2 to Schedule 13D




    Shares of Common              Price Per                 Date of
 Stock Purchased/(Sold)             Share                Purchase/Sale
                             STEEL PARTNERS II, L.P.
         10,000                 2.53500                     12/24/98
          4,000                 2.50250                     12/28/98
         20,600                 2.53803                     12/29/98
        259,000                 2.65265                     12/30/98


                               WARREN LICHTENSTEIN

                                      None.


                                   JACK HOWARD
                                      None.


                                 KATHRYN HOWARD
                                      None.

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CUSIP No. 268255106                    13D               Page 10 of 10 Pages
---------------------------------                  -----------------------------


                                                                       EXHIBIT 2


                            SPECIAL POWER OF ATTORNEY

STATE OF CALIFORNIA                         )
                                            )
COUNTY OF SANTA ROSA                        )


                  KNOW ALL MEN BY THESE PRESENTS: That the undersigned, JACK L. HOWARD and KATHRYN HOWARD with offices at 2927 Montecito Avenue, Santa Rosa, California 95404, do hereby make, constitute and appoint WARREN G.LICHTENSTEIN, of 150 East 52nd Street, New York , our true and lawful attorney in fact, for us and in our name, place and stead:

                  To sign, deliver and file in our name and on our behalf all forms or reports required to be filed with the Securities and Exchange Commission by certain security holders of ECC
                  International Corp., a Delaware corporation, pursuant to Sections 16(a) and 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

                  The rights, powers and authorities of our Attorney-in Fact, granted in this Special Power of Attorney shall commence and be in full force and effect from the date hereof and shall remain in full force and effect thereafter until we give notice in writing that such Power is terminated.

                  IN WITNESS WHEREOF, we have hereunto set our hand this 5th day of January 1999.


                                                /s/ Jack L. Howard
                                                -------------------------------
                                                Jack L. Howard


                                                /s/ Kathryn Howard
                                                -------------------------------
                                                Kathryn Howard

STATE OF CALIFORNIA                 )
                                    )
COUNTY OF SANTA ROSA                )


                  Before me, the undersigned, a notary public, State of California at Large, an officer duly authorized to take acknowledgments, personally appeared JACK L. HOWARD and KATHRYN HOWARD, personally known to me and known by me to be the persons described in and who executed the foregoing instrument, and they acknowledged before me that they executed the same for the uses and purposes set forth in said instrument.

                  IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal, this 5th day of January, 1999.